$30M Investment in U.S. Uranium Sector Positions Snow Lake at the Heart of America's Energy Shift

Winnipeg, Manitoba, Canada, April 9, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that it plans US$30 million in investments in U.S. uranium exploration and development over the next three years - a move that positions the Company to benefit from increasing U.S. demand for domestic energy security and supply chain resilience.

These investments place Snow Lake at the forefront of a U.S. policy shift that is heavily focused on energy independence and critical mineral security.  The U.S. administration continues to emphasize domestic investment in strategic sectors, including uranium, to reduce reliance on foreign sources and accelerate the rollout of increased domestic energy production including advanced nuclear technologies.  Snow Lake's expanding footprint in the U.S. uranium sector directly aligns with these national priorities, which we believe presents a compelling opportunity to deliver long-term value to shareholders.

Highlights

  Pine Ridge Uranium Project in Wyoming, a 50/50 joint venture with Global Uranium and Enrichment Limited (GUE), will be the primary focus of Snow Lake's uranium exploration activities in the United States over the next three years
  Pine Ridge is a potential district scale uranium project in the Powder River Basin in Wyoming, and over the next three years, Snow Lake and GUE plan on moving the Pine Ridge project through exploration and development and into the feasibility study stage of development
  Snow Lake's strategic 19.99% investment in GUE also provides indirect access to GUE's uranium exploration and development projects in Colorado and Utah
  Snow Lake's Buffalo Uranium project in Wyoming is a historic uranium producer located on the historic Little Man Uranium Mine, where historical drilling by Conoco in 1980 confirmed uranium mineralization over 3,000 feet of strike, which remains open in all directions

CEO Remarks

"Our increased investment in uranium exploration and development in the U.S. begins with our Pine Ridge uranium project, in joint venture with Global Uranium and Enrichment Limited (GUE)," said Frank Wheatley, CEO of Snow Lake. "The majority of our investments will be in Pine Ridge as we work together with GUE to advance Pine Ridge through the feasibility stage of development over the next three years."

"The goal of our investments is to develop a domestic supply of uranium to help underpin the expansion of nuclear energy in the U.S.  With the U.S. focusing on national and energy security, coupled with the development of advanced nuclear technologies such as small modular reactors, and the constantly increasing demand for energy from technology companies pursuing their AI ambitions, we believe focusing our investments on U.S. domestic uranium supply holds the potential to create substantial value for our shareholders."

Investments in U.S. Uranium Exploration and Development

Pine Ridge Uranium Project (Joint Venture with GUE)

Pine Ridge is:

  Located in Wyoming's Powder River Basin, and is an advanced In-Situ Recovery (ISR) uranium project primed for rapid development
  A uranium project of potential significant scale with a large JORC 2012 exploration target.  For more information on this exploration target see GUE's ASX Announcement dated March 12, 2025
  Surrounded by global-scale uranium projects held by UEC and Cameco, including Cameco's Smith Ranch Uranium Mill, which is located just 15km away
  Joint Venture management team has significant uranium exploration, development and permitting experience in the Powder River Basin in Wyoming
  Drilling is expected to commence immediately after completion of the acquisition as part of an accelerated work program to advance Pine Ridge
  Wyoming is the leading uranium-producing region in the United States, supported by a favourable regulatory environment and streamlined permitting processes

Cornerstone Investment in Global Uranium and Enrichment Limited

Snow Lake will acquire a strategic 19.99% stake in GUE by participating in GUE's proposed A$10M capital raise in connection with the acquisition of Pine Ridge.  GUE is an Australian public listed company providing unique exposure to not only uranium exploration and development, but to the uranium enrichment space.  Snow Lake's CEO will join the Board of Directors of GUE.

GUE's Uranium Asset Portfolio

GUE is developing the following portfolio of advanced, high grade uranium assets in prolific uranium districts in the United States:

  Pine Ridge Uranium Project (Wyoming, U.S.): Located in the premier U.S. uranium mining region with a substantial JORC 2012 exploration target.  More than 1,200 holes having been drilled on Pine Ridge, which have identified over 140 miles of redox fronts with potential to define a substantial In-Situ Recovery uranium resource base
  Tallahassee Uranium Project (Colorado, U.S.): Located in Colorado's Tallahassee Creek Uranium District containing a substantial JORC 2012 resource
  Maybell Uranium Project (Colorado, U.S.): High grade JORC 2012 exploration target established at the project.  Historical production of 5.3 million pounds of U3O8 (average grade 1,300ppm)
  Rattler Uranium Project (Utah, U.S.):  Located within La Sal Uranium District, Utah, 85km north of White Mesa Uranium/Vanadium mill, the only operating conventional uranium mill in the USA
  Ubaryon Investment (Australia): GUE holds a cornerstone position in Ubaryon Pty Ltd, a private Australian uranium enrichment technology company

For more information on GUE, please refer to their website1.

Buffalo Uranium Project

The Buffalo Uranium Project is located in the southeast part of Wyoming, approximately 50 miles south of Casper, Wyoming and is centered on the historic Little Man Uranium mine.  Uranium mineralization at the Little Man Uranium mine was discovered in the 1950's.  A total of approximately 65,000 pounds of U3O8 were mined with an average grade of between 1.0% 1.5% U3O8.

In addition to mining at the Little Man Uranium Mine in the 1950's, a total of 13 widely spaced drill holes, consisting of eight percussion drill holes and five core holes, were drilled by Conoco in 1979 and 1980.  No drilling has been undertaken on the Buffalo Uranium Project since 1980.  Uranium mineralization was intersected over a strike length of approximately 3,000 feet and remains open along strike and at depth.

1 https://globaluranium.com.au

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd., d/b/a Snow Lake Energy, is a Canadian mineral exploration company listed on Nasdaq:LITM, with a global portfolio of clean energy mineral projects comprised of two uranium projects and two hard rock lithium projects.  The Engo Valley Uranium Project is an exploration stage project located in the Skeleton Coast of Namibia, and the Black Lake Uranium Project is an exploration stage project located in the Athabasca Basin, Saskatchewan.  The Shatford Lake Project is an exploration stage project located adjacent to the Tanco lithium, cesium and tantalum mine in Southern Manitoba, and the Snow Lake Lithium™ Project is an exploration stage project located in the Snow Lake region of Northern Manitoba.  Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.. We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

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Frank Wheatley, CEO	Investors: ir@snowlakelithium.com	Twitter: www.twitter.com/SnowLakeEnergy

	Website: www.snowlakeenergy.com	LinkedIn: www.linkedin.com/company/snow-lake-energy